UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                  E-Z-EM, INC.
                                  ------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    269305207
                                    ---------
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                         Noah Klarish & Associates, P.C.
                           40 W. 57th Street, 30th Fl.
                               New York, NY 10019
                                 (212) 603-2326

                                 January 8, 2002
                                 ---------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 269305207               SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ira Albert
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF, WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        167,500 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            32,900 shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               167,500 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        32,900 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,400 (includes 161,200 shares owned by Albert Investment Associates, L.P. and 32,900 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to the Class A Voting Common Stock, $.01 value per share (the "Common Stock"), of E-Z-EM, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 717 Main Street, Westbury, New York 11590.

Item 2. Identity and Background.

      (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

      (b) The business address of Ira Albert and of the Albert Partnership are 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326. The general partner of the Albert Partnership is Albert Investment Strategies, Inc., a Florida corporation (the "General Partner"), which also has a business address located at 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326.

      (c) The principal business of Ira Albert and of the Albert Partnership is securities investment.

      (d) During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3. Source and Amount of Funds or Other Consideration.

      Ira Albert directly owns 6,300 shares of the Issuer's Common Stock for which he paid $41,928.75. Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 32,900 shares of the Issuer's Common Stock for which such accounts paid a total of $217,343.75 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 161,200 shares of the Issuer's Common Stock for which it paid $1,078,742.00 from its working capital.

Item 4. Purpose of Transaction.

      The Reporting Person has acquired their shares of the Issuer's Common Stock for investment. At this time, the Reporting Person has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or
(i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934.

      In view of the persistent dissatisfaction that the Reporting Person has had with respect to the desire and ability of current management to take steps to maximize shareholder value, the Reporting Person reserves the right, at a later date, to effect one or more of such changes or transactions.

      Although the Reporting Person has no present plans to purchase additional shares of the Issuer's Common Stock or sell any of its shares of the Issuer's Common Stock, he, either separately or together with others, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with their best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

      The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

      (a) The number of shares of the Issuer's Class A Voting Common Stock and the percentage of the outstanding shares (based upon 4,004,520 shares of Class A Voting Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 1, 2001) directly beneficially owned by each Reporting Person is as follows:

                                                            Percentage of
Name                                Number of Shares     Outstanding Shares
----                                ----------------     ------------------

Ira Albert                                6,300                 0.2%

Albert Partnership                      161,200                 4.0%

Albert discretionary accounts            32,900                 0.8%

      (b) Mr. Albert has sole power to vote 167,500 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 200,400 shares of the Issuer's Common Stock.

      (c) See Appendix A annexed hereto.

      (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Ira Albert may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by accounts with respect to which Mr. Albert has discretionary authority and shares held by the Albert Partnership by virtue of his control of the General Partner of such entity. Mr. Albert disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the discretionary accounts and by the Albert Partnership.

      Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

      None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2002


                                        /s/ Ira Albert
                                    --------------------------------------------
                                            Ira Albert


                                        ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By: ALBERT INVESTMENT STRATEGIES, INC.,
                                        general partner


                                    By: /s/ Ira Albert
                                       -----------------------------------------
                                        Ira Albert, President

                                                                      APPENDIX 1

                          TRANSACTIONS IN E-Z-EM, INC.
                         CLASS A COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

      All transactions were open market purchases and the commissions are included in the price of the shares.

Albert Investment Associates, L.P.

                         No. of
      Trade              Shares                               Cost of
       Date            Purchased      Price Per Share        Purchases
       ----            ---------      ---------------        ---------
     11/14/01              500             $6.90             $ 3,479.95
     11/19/01              200              6.37               1,303.95
      1/07/02            3,300              8.28              27,327.00
                         -----                               ----------

                         4,000                               $32,110.90


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